UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                          ACCESS PHARMACEUTICALS, INC.
                                (Name of Issuer)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    00431M100
                                 (CUSIP Number)

                              Adam Eilenberg, Esq.
                    Ehrenreich Eilenberg Krause & Zivian LLP
                         11 East 44th Street, 11th Floor
                               New York, NY 10017
                                 (212) 986-9700
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  July 20, 1999
             (Date of event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [_]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

                                   SCHEDULE 13D

===================
CUSIP NO. 00431M100
===================


1    Name of Reporting Persons                      Richard Stone
     S.S. or I.R.S. Identification No.
     of Above Person


________________________________________________________________________________
2    Check the Appropriate Box If a Member          (a)  [_]
     of a Group                                     (b)  [_]



________________________________________________________________________________
3    SEC Use Only


________________________________________________________________________________
4    Source of Funds                                00, PF


________________________________________________________________________________
5    Check Box If Disclosure of Legal
     Proceedings is Required Pursuant               [_]
     to Items 2(D) or 2(E)

________________________________________________________________________________
6    Citizenship or Place of Organization           USA


________________________________________________________________________________
               7    Sole Voting Power               677,964, including
                                                    184,786 shares issuable upon
Number of                                           exercise of warrants
Shares        _________________________________________________________________
Beneficially   8    Shared Voting Power             0
Owned
by Each
Reporting     _________________________________________________________________
Person With    9    Sole Dispositive Power          677,964, including
                                                    184,786 shares issuable upon
                                                    exercise of warrants
              _________________________________________________________________
               10   Shared Dispositive Power        0


________________________________________________________________________________
11   Aggregate Amount Beneficially                  677,964
     Owned by Each Reporting Person


________________________________________________________________________________
12   Check Box If the Aggregate Amount              [_]
     in Row (11) Excludes Certain
     Shares



________________________________________________________________________________
13   Percent of Class Represented by                10.9%
     Amount in Row (11)



________________________________________________________________________________
14   Type of Reporting Person                       IN



________________________________________________________________________________

Item 1.   Security and Issuer.

     The title of the class of equity securities to which this statement relates is the common stock, $.01 par value per share (the "Common Stock"), of Access Pharmaceuticals, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 2600 Stemmons Freeway, Suite 176, Dallas, Texas 75207.


Item 2.   Identity and Background.

     (a)  The name of the person filing this Schedule 13D is Richard Stone.

     (b) The business address of Mr. Stone is c/o Sunrise Securities Corp., 135 East 57th Street, 11th Floor, New York, New York 10022.

     (c) Mr. Stone is a Managing Director of Sunrise Securities Corp., a registered broker-dealer.

     (d) Mr. Stone has not been convicted during the past five years in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Mr. Stone has not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Mr. Stone is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

     In addition to the shares previously reported on his Form 13D dated September 23, 1998, Mr. Stone purchased 125,000 shares of Common Stock in connection with a private placement of shares on July 20, 1999. The purchase price was $2.00 per share, paid out of his personal funds. In addition, in consideration for his role in arranging this private placement, Mr. Stone received 101,125 shares of Common Stock and warrants to purchase 86,313 shares at an exercise price of $2.00 per share. These warrants expire in 2004.

     In connection with the July 1999 merger between the Company and Virolgix Corporation, Mr. Stone received 84,315 shares in exchange for his shares in Virologix Corporation.

     Mr. Stone purchased, for his own account and on behalf of his Keogh account, an aggregate of 59,334 shares of Common Stock on the open market between October 24, 1998 and

August 5, 1999. The purchase prices ranged from $2.00 to $3.50 per share and were paid out of Mr. Stone's personal funds.

Item 4.   Purpose of Transaction.

     Such acquisitions of securities were made for investment purposes.

     Except as provided herein, Mr. Stone has no plans or proposals which would relate to or would result in:

     (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company;

     (c)  a sale or transfer of a material amount of assets of the Company;

     (d) any change in the present board of directors or management of the Company;

     (e) any material change in the present capitalization or dividend policy of the Company;

     (f) any other material change in the Company's business or corporate structure;

     (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933; or

     (j)  any action similar to those enumerated above.

Item 5.   Interest in Securities of the Issuer.

     See Items 7 through 11 on the cover page

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     In connection with the private offerings described in Item 3, Mr. Stone received Warrants to purchase an aggregate of 86,313 shares of Common Stock at an exercise price of $2.00 per share which expire in August 2004. Such Warrants grant Mr. Stone certain "piggyback" registration rights as to such shares of Common Stock.

Item 7.   Materials to be Filed as Exhibits.

None.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, correct and complete.


Dated:  October 29, 1999                /s/  Richard Stone
                                             ----------------------------
                                             Richard Stone